FOR IMMEDIATE RELEASE

ENTERRA ENERGY CLOSES ACQUISITION OF HIGH POINT RESOURCES INC.

Calgary, AB-August 18, 2005 – Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) and High Point Resources Inc. ("High Point") (TSX: HPR.TO) jointly reported that the previously announced plan of arrangement involving Enterra, its subsidiaries and High Point (the "Arrangement") was completed on August 17, 2005.  The Arrangement was approved by over 99.9% of the votes cast by shareholders of High Point that voted on the Arrangement at the special meeting of shareholders of High Point held on August 16, 2005.  The Arrangement was also approved by the Court of Queen's Bench of Alberta on August 16, 2005.

Pursuant to the Arrangement, all shares of High Point were transferred to a subsidiary of Enterra and High Point has become a wholly-owned subsidiary thereof.  The previous shareholders of High Point are entitled to receive, in exchange for each Common Share held, either 0.105 of a trust unit of Enterra, 0.105 of an exchangeable share of a subsidiary of Enterra, or a combination thereof.  The maximum number of exchangeable shares issuable pursuant to the Arrangement is 2,500,000.  As elections received are for less than the maximum number of exchangeable shares issuable, shareholders electing to receive exchangeable shares will receive all exchangeable shares elected and no pro rationing will be required.  It is anticipated that High Point Resources will cease trading sometime next week.

This acquisition is immediately cash flow accretive and Enterra anticipates its distributions as a percent of cash flow to be approximately 80% in the fourth quarter.  This acquisition is also accretive on a net asset value and reserves basis.  As per an independent reserve report dated December 31, 2004, High Point had approximately 11.5 million barrels of oil equivalent of proved and probable reserves, consisting of 54.5 billion cubic feet of natural gas and 2.4 million barrels of oil and natural gas liquids which more than double Enterra’s reserves reported on December 31, 2004.  Approximately 80% of the reserves of High Point are in the proved category.  In addition, High Point has added significant reserves in the first half of this year from its successful exploration and development program.

Benefits to Enterra from this transaction include the following:

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More than 135,000 net acres of undeveloped land, with more than 120 identified drilling locations.

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An increase in production bringing Enterra’s overall production to over 10,000 boe/d.

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Ricinus 11-17-35-8W5M exploration well that has flowed at rates exceeding 10 mmcf/d with limited drawdown.  The working interest in this well is 50% prior to payout and a 45% after payout.

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Reduction in the percent of cash flow for distributions.

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The addition of long-life natural gas assets, having a reserve life of more than 8 years on proven and 10 years on proven plus probable.

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Operations focused in two areas: West Central Alberta and Northeast British Columbia.

As per Enterra’s business plan, it is anticipated that JED Oil Inc. (AMEX: JDO) will develop the High Point lands by way of joint venture arrangements to achieve their production potential.  JED’s immediate drilling plans on the High Point lands are 40 horizontal wells in the Desan area of Northeast British Columbia, 15 wells in the Ferrier area and 15 wells in the Ricinus area of Alberta.

“This acquisition is consistent with and extends Enterra’s business plan, providing both existing production and substantial development opportunities,” said Keith Conrad, President and CEO of Enterra.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  Enterra acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  As a result of the above-mentioned acquisition, Enterra will have approximately 36 million trust units outstanding.  Enterra currently pays out a monthly distribution of US$0.16.  Additional information can be obtained at the Company’s website at www.enterraenergy.com

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Enterra Energy Trust News Release

August 18, 2005

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of new management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and High Point and described in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, receipt of the necessary approvals by shareholders, the court or other regulatory bodies with respect to the anticipated acquisitions, the continued cooperation of the parties to the anticipated acquisitions, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of new management to achieve the anticipated benefits, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra and High Point caution that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Enterra's and High Point’s operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra and High Point assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra and High Point calculate their proven and probable reserves in accordance with Canadian National Instrument 51-101.  Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC.  Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra and High Point make reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.)

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Company contacts:

InvestorRelations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, 403/213-2507

Linda Latman, 212/836-9609

Chairman

Andreas Marathovouniotis 212/836-9611

Lynn Freeman, 403/213-2502

www.theequitygroup.com

www.enterraenergy.com